Filed Pursuant to Rule 433

Registration No. 333-217413

Medium Term Notes, Series X

$500,000,000 3.250% Fixed Rate Senior Notes due September 17, 2021

Final Terms and Conditions

Issuer:	U.S. Bancorp

Note Type:	Senior Notes

Ratings*:	A1 / A+ / AA- / AA (Moody’s / S&P / Fitch / DBRS) (Stable / Stable / Stable / Stable)

Principal Amount:	$500,000,000

Pricing Date:	September 14, 2018

Settlement Date:	September 18, 2018 (T+2)

Maturity Date:	September 17, 2021

Redemption Date:	August 17, 2021

Redemption Terms:	Redeemable in whole or in part on or after the Redemption Date at 100% of the principal amount of the notes (par), plus accrued and unpaid interest thereon to the date of redemption. U.S. Bancorp shall provide 10 to 60 calendar days’ notice of redemption to the registered holder of the notes.

Coupon:	3.250%

Pricing Benchmark:	UST 2.750% due August 15, 2021

Benchmark Yield:	2.848%

Reoffer Spread:	+43 bps

Reoffer Yield:	3.278%

Price to Public:	99.921%

Gross Spread:	0.085%

All-In Price:	99.836%

Net Proceeds to Issuer:	$499,180,000

First Coupon Date:	March 17, 2019

Interest Payment Dates:	Semiannually, on the 17th of March and September

CUSIP:	91159HHT0

Joint-Bookrunning Managers:	U.S. Bancorp Investments, Inc.
UBS Securities LLC

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling U.S. Bancorp Investments, Inc. at 1-877-558-2607 or UBS Securities LLC at 1- 888-827-7275.

Conflicts of Interest. The issuer’s affiliate, U.S. Bancorp Investments, Inc., will be participating in sales of the notes. As such, the offering is being conducted in compliance with the applicable requirements of FINRA Rule 5121.